FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2008

Commission File Number: 1-33659

COSAN LIMITED
(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1726 – 6th floor
São Paulo, SP 04543-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

COSAN LIMITED

TABLE OF CONTENTS

Item

1.	Notice to the Market dated October 13, 2008 from the registrant's subsidiary Cosan S.A. Indústria e Comércio.
2.	Press Release dated October 13, 2008 from the registrant's subsidiary Cosan S.A. Indústria e Comércio.

Item 1

COSAN S.A. INDÚSTRIA E COMÉRCIO
C.N.P.J./M.F. nº 50.746.577/0001-15
N.I.R.E. 35.300.177.045
Publicly Traded Company

Notice to the Market

Cosan S.A. Indústria e Comércio (“Cosan” or “Company”), complementing the information set forth in the Notice to the Market published on September 10, 2008, hereby announces that, in accordance with paragraph 2 of article 256 and article 137 of Law No. 6,404 of December 15, 1976, as amended (“The Brazilian Corporations Act”), after having elapsed the legal term for the exercise of the right to withdraw, shareholders holding 343,139 common shares of the Company have regularly formalized their respective dissidences with respect to the acquisition of Usina Benálcool S.A. (“Acquisition”), deliberated by the General Shareholders Meeting held on August 29, 2008, and exercised their right to withdraw, by means of the reimbursement of the value of the shares held by each such shareholder at the end of August 12, 2008 (“Reference Date”).

As was previously announced, the reimbursement to the shareholders who regularly exercised their right to withdraw shall be on the shareholders’ equity per share, based on the shareholders’ equity set forth in the Company’s Yearly Financial Statements relating to the fiscal year ended on April 30, 2008, corresponding to R$12,20 (twelve Brazilian reais and twenty cents) per share, totaling R$ 4,186,295.80 to be paid to the dissident shareholders, starting on October 15, 2008, by means of the deposit of the total amount to be reimbursed with the depositary institution of the Company’s shares, Banco Itaú S.A., which shall then proceed to, directly by means of the custody agent, proportionately apportion said amount between the dissident shareholders, based on each such shareholder’s respective registration information and the equity interest held on the Reference Date.

Banco Itaú will be available for any questions or inquiries that might arise, through “Investfone”: +55 11 5029-7780 or at the assistance to shareholders stations in the branches located at the following addresses:

São Paulo (SP)	Rua Boa Vista, 176
Rio de Janeiro (RJ)	Rua Sete de Setembro, 99 A, Centro
Belo Horizonte (MG)	Rua João Pinheiro, 195, Térreo
Curitiba (PR)	Rua João Negrão, 65
Porto Alegre (RS)	Rua Sete de Setembro, 746
Brasília (DF)	SDN CJ NAC BRA LJ T4 T5
SC Sul Quadra 7, Bloco A P03, LJ 546
Salvador (BA)	Avenida Estados Unidos, 50, 2º andar

São Paulo, October 13, 2008

Paulo Diniz
Vice-President Officer of Finance and
Investor Relations

Item 2

Declaration of Acquisition of Relevant Stake

São Paulo, October 13, 2008 – Pursuant to Article 12 of CVM Instruction 358 of January 3, 2002, as amended, Cosan S.A. Indústria e Comércio informs that it received correspondence from CREDIT SUISSE HEDGING-GRIFFO CORRETORA DE VALORES S.A. notifying the following:

CREDIT SUISSE HEDGING-GRIFFO CORRETORA DE VALORES S.A. ("CSHG"), inscribed in the roll of corporate taxpayers (CNPJ/MF) under no. 61.809.182/0001-30, with head offices at Avenida Presidente Juscelino Kubitschek, 1830, Torre IV, 7º andar, São Paulo/SP, INFORMS the general market that the investment funds, investment clubs and non-resident investors administrated or legally represented by this Institution reached a relevant stake of 28,445,993 shares or 10.44% of the capital stock of COSAN S.A INDUSTRIA E COMERCIO.  Of this group of investors, only a portion is managed by CSHG group companies, since not all of them have investment policies and policies for the exercise of voting in shareholders' meetings for which companies owned by the CSHG group are responsible for on a discretionary basis.

We also clarify that:

a) The non-resident investors, investment funds and clubs that despite being represented or administrated by CSHG have investment policies and policies for the exercise of voting in shareholder’s meetings that, pursuant to the respective  bylaws and regulations, are not exercised or the responsibility of CSHG on a discretionary basis, hold 5.63% of the shares issued by Cosan S.A Ind e Com;

b) All other non-resident investors, investment funds and clubs with investment policies and policies for the exercise of voting in shareholder’s meetings that, pursuant to the respective bylaws and regulations, are exercised on a discretionary basis by companies owned by the CSHG group, hold 4.81% of the shares issued by Cosan S.A Ind e Com.

COSAN
COSAN is one of the largest producers of sugar and ethanol in the world. With a crushing capacity of more than 40 million tonnes of sugar cane, the Company holds over 9% of the local market.

CONTACT: COSAN S.A. Indústria e Comércio

Investor Relations (IR)

Paulo Diniz, CFO and Investor Relations Officer
Luiz Felipe Jansen Mello, Investor Relations Manager
Tel: (11) 3897-9797
E-mail:   ri@cosan.com.br
website: www.cosan.com.br/ir

Media Relations

Máquina da Notícia
Press Office
Tel: (11) 3147-7900

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSAN LIMITED

Date:	October 14, 2008	By:	/S/ Paulo Sérgio de Oliveira Diniz
			Name:	Paulo Sérgio de Oliveira Diniz
			Title:	Chief Financial Officer and Investors Relations Officer